Exhibit 99.1

Constellium Posts Annual General Meeting Materials

Amsterdam, 30 April 2014 – Constellium N.V. (NYSE and NYSE Euronext: CSTM) (“Constellium” or the “Company”) today announced that the Company’s Annual Report 2013 together with the invitation and other documents for the Company’s Annual General Meeting of Shareholders to be held on June 11, 2014, at 15:00 CET (9:00 AM EST), at the offices of Stibbe, Strawinskylaan 2001, 1077 ZZ Amsterdam, have now been published on its website (www.constellium.com) and are available free of charge at the offices of Constellium N.V., Tupolevlaan 41-61, Schiphol-Rijk, PJ 1119N, the Netherlands, attention corporate secretary.

In addition to other proposals to be voted upon at the meeting, Mr. Michiel Brandjes, Ms. Lori Walker, Mr. Peter Hartman, and Mr. John Ormerod is each being nominated to serve as a new Non-Executive Board Member of the Company. When appointed, the remuneration of these Non-Executive Board Members will be in line with Constellium’s remuneration policy.

About Constellium

Constellium is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated approximately €3.5 billion of revenue in 2013.